UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Alon Holdings Blue Square - Israel Ltd. (the "Company") reported today that Company Shareholders approved the following proposals presented at the Annual General Meeting of Shareholders held on February 12, 2013:

•	Re-election of Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky, Avraham Meron and Mordehay Ventura as members of the Board of Directors of the Company;

•	Re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's independent auditors for the year 2012, and the authorization of the Audit Committee and the Board of Directors of the Company to determine the compensation of the auditors; and

•	Approval of the change of the Company's name to Alon Blue Square – Israel Ltd. and the authorization of the management of the Company to approve such similar name as approved by the Israeli Registrar of Companies, and approval of the applicable amendment to the Company’s articles of association and memorandum of incorporation to reflect such name change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Ortal Klein

Ortal Klein, Adv.
February 12, 2013	Corporate Secretary